UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 000-18805 CUSIP NUMBER 286082102

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Electronics For Imaging, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

6750 Dumbarton Circle

Address of Principal Executive Office (Street and Number)

Fremont, California 94555

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Electronics for Imaging, Inc. (the “Company” or “EFI”) is in the process of completing an assessment of the timing of recognition of revenue. The assessment is related to certain transactions where a customer signed a sales contract for one or more large format printers and was invoiced, and the printer(s) were stored at a third party in-transit warehouse prior to delivery to the end user.

In addition, the Company is in the process of completing an assessment of the effectiveness of its current and historical disclosure controls and internal control over financial reporting. The Company expects to report a material weakness in internal control over financial reporting related to this matter and to report that its disclosure controls were not effective in prior periods. The Company currently expects that the total aggregate revenue for the periods under review will not be materially different from the aggregate revenue that was previously reported for those periods, taking into account any revenue from the prior periods that may be moved into the current or upcoming periods.

The Audit Committee of the Company’s Board of Directors is conducting an independent review related to the matter and has retained independent professionals to assist in that review

Accordingly, the Company is not able to complete the preparation, review and filing of its Form 10-Q for the quarter ended June 30, 2017 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alex Grab	(650)	357-3500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Excluding any revenue adjustments for this quarter or any prior periods resulting from the Company’s ongoing assessment of the timing of revenue recognition and the Audit Committee’s independent review of that matter, the Company currently expects revenue of $247.0 million for the three months ended June 30, 2017, up 1% compared to the previously reported second quarter 2016 revenue of $245.7 million. The Company currently anticipates GAAP net income of $2.8 million, down 47% compared to $5.2 million previously reported for the same period in 2016 or $0.06 per diluted share, down compared to $0.11 per diluted share, previously reported for the same period in 2016. Cash flow from operating activities for the six months ended June 30, 2017, is currently anticipated to be $39.0 million, up 22% compared to $31.9 million previously reported during the same period in 2016.

The financial results and other financial data presented above are preliminary, based upon the Company’s estimates and subject to the Company’s ongoing assessment of the timing of revenue recognition, the Audit Committee’s independent review of this matter, and completion of the Company’s financial closing procedures and issuance of its financial statements as of and for the quarter ended June 30, 2017. The Company’s final financial results and other financial data could differ materially from its preliminary financial results and other financial data. The Company’s final financial results will be set forth in the Company’s Form 10-Q for the second quarter of 2017.

Safe Harbor for Forward Looking Statements

Certain statements in this Form 12b-25 are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements other than statements of historical fact including words such as “address”, “anticipate”, “believe”, “consider”, “continue”, “develop”, “estimate”, “expect”, “further”, “look”, and “plan” and statements in the future tense are forward looking statements. The statements in this Form 12b-25 that could be deemed forward-looking statements include statements regarding EFI’s strategy, plans, expectations regarding the scope or the outcome of EFI’s review of the accounting matter, its revenue growth, introduction of new products, product portfolio, productivity, future opportunities for EFI and its customers, demand for products, and any statements or assumptions underlying any of the foregoing.

Forward-looking statements are subject to certain risks and uncertainties that could cause our actual future results to differ materially, or cause a material adverse impact on our results. Potential risks and uncertainties include, but are not necessarily limited to, the Company’s inability to file the Form 10-Q on or before the prescribed due date pursuant to this Form 12b-25, potential differences between the results disclosed in this Form 12b-25 and the Company’s final results when disclosed in its Quarterly Report on Form 10-Q as a result of developments that may arise between now and the disclosure of the final results; intense competition in each of our businesses, including competition from products developed by EFI’s customers; unforeseen expenses; fluctuations in currency exchange rates; the difficulty of aligning expense levels with revenue; management’s ability to forecast revenues, expenses and earnings; our ability to successfully integrate acquired businesses; changes in the mix of products sold; the uncertainty of market acceptance of new product introductions; challenge of managing asset levels, including inventory and variations in inventory levels; the uncertainty of continued success in technological advances; the challenges of obtaining timely, efficient and quality product manufacturing and supply of components; any world-wide financial and economic difficulties and downturns; adverse tax-related matters such as tax audits, changes in our effective tax rate or new tax legislative proposals; the unpredictability of development schedules and commercialization of products by the leading printer manufacturers and declines or delays in demand for our related products; the impact of changing consumer preferences on demand for our textile products; litigation involving intellectual property rights or other related matters; the uncertainty regarding the amount and timing of future share repurchases by EFI and the origin of funds used for such repurchases; the market prices of EFI’s common stock prior to, during and after the share repurchases; and any other risk factors that may be included from time to time in the Company’s SEC reports.

The statements in this Form 12b-25 are made as of the date of this Form 12b-25 and are subject to revision until the Company will have filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017. EFI undertakes no obligation to update information contained in this Form 12b-25. For further information regarding risks and uncertainties associated with EFI’s businesses, please refer to the section entitled “Risk Factors” in the Company’s SEC filings, including, but not limited to, its annual report on Form 10-K and its quarterly reports on Form 10-Q.

Electronics For Imaging, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2017	By:	/s/ Marc Olin
Marc Olin
Chief Financial Officer